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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                         AMERICAN WATER WORKS CO., INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   030411 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

                                              Page     2     of     6     Pages
                                                   ---------    ---------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             BESSEMER TRUST COMPANY
             22-0770670
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) X
                                                                (b)

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             New Jersey

--------------------------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             1,803,000 shs.
           NUMBER OF
                                  ---------------------------------------------
             SHARES                   6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                         -0-

                                  ---------------------------------------------
              EACH                    7      SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                          1,803,000 shs.

                                  ---------------------------------------------
              WITH                    8      SHARED DISPOSITIVE POWER

                                             -0-

--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,803,000 shs.

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             2.31%

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             BK

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages

                                              Page     3     of     6     Pages
                                                   ---------    ---------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             BESSEMER TRUST COMPANY OF FLORIDA
             59-6067333
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) X
                                                                (b)

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Florida

--------------------------------------------------------------------------------

                                      5      SOLE VOTING POWER

                                             541,139 shs.
           NUMBER OF
                                  ---------------------------------------------
             SHARES                   6      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                         2,034,568 shs.

                                  ---------------------------------------------
              EACH                    7      SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                          541,139 shs.

                                  ---------------------------------------------
              WITH                    8      SHARED DISPOSITIVE POWER

                                             2,034,568 shs.

--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,575,707 shs.

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             3.31%

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             BK

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 6 Pages

Item 1.

(a)   Name of Issuer:

                           American Water Works Co., Inc.

(b)   Address of Issuer's Principal Executive Offices:

                           1025 Laurel Oak Road
                           P.O. Box 1770
                           Voorhees, NJ  08043



Item 2.

         (a), (b) and (c) Name of Persons Filing, Address of Principal Business Office and Citizenship:


                  Bessemer Trust Company ("BTC") and Bessemer Trust Company of Florida ("BTF") as a group. The filing of this statement by BTC and BTF as part of a group does not constitute an admission that either BTC or BTF controls the other. BTC and BTF are each wholly-owned by The Bessemer Group, Incorporated.

                  BTC and BTF are each trust companies which manage accounts for the benefit of others. The holders of the securities referred to in this statement are trusts for the benefit of Willard M. Ware, James Deshler II, Rhoda
L. Ware and Martha W. Odom, respectively, of which BTC or BTF are trustees or co-trustees, and Peacock Foundation Inc. and Catlin Foundation, accounts managed by BTF.

                  BTC has its principal business office at 100 Woodbridge Center Drive, Woodbridge, New Jersey 07095-0980 and BTF has its principal office at 222 Royal Palm Way, Palm Beach, Florida 33480-4394. The Bessemer Group, Incorporated has its principal office at the same address as BTC.

                  BTC is a bank organized under the laws of New Jersey and BTF is a trust company organized under the laws of Florida. The Bessemer Group, Incorporated is a corporation organized under the laws of Delaware.

 (d)   Title of Class of Securities:

                           Common Stock

(e)   CUSIP Number:

                           030411 10 2



Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) through (g), not applicable.

               (h) [X] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H).


                               Page 4 of 6 Pages

Item 4.  Ownership

                  Items 5 through 9 and Item 11 of Page 2 of this Statement are incorporated herein by reference.


Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.



Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.



Item 8.  Identification and Classification of Members of the Group

                  BTC and BTF are each banks as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended.



Item 9.  Notice of Dissolution of Group

                  Not applicable.




                               Page 5 of 6 Pages

Item 10.  Certification

                  By signing below, the undersigned certify that, to the best of the knowledge and belief of the undersigned, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Item 11.  Signatures

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:            February 10, 1997

                                         BESSEMER TRUST COMPANY

                                         By:   /s/ Richard R. Davis
                                             ----------------------------------
                                              Name:     Richard R. Davis,
                                              Title:    Executive Vice President



                                         BESSEMER TRUST COMPANY OF FLORIDA

                                         By:   /s/ Richard R. Davis
                                             ----------------------------------
                                              Name:     Richard R. Davis,
                                              Title:    Executive Vice President